	98 SAN JACINTO BLVD.	ABU DHABI
	SUITE 1500	AUSTIN
	AUSTIN, TEXAS	BEIJING
	78701-4078	DALLAS
DUBAI
	TEL +1 512.322.2500	HONG KONG
	FAX +1 512.322.2501	HOUSTON
	www.bakerbotts.com	LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
June 12, 2012		WASHINGTON

Laura Lanza Tyson
TEL +1 (512) 322-2556
FAX +1 (512) 322-8377
laura.tyson@bakerbotts.com

Mr. Charles Lee

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:                               EQT Midstream Partners, LP (the “Partnership”)

Registration Statement on Form S-1

File No. 333-179487

Dear Mr. Lee:

This letter relates to the Partnership’s Registration Statement on Form S-1, as amended through Amendment No. 3 filed on June 5, 2012.  On behalf of the Partnership, we hereby provide the following proposed price range and unit number information to be included in the Partnership’s preliminary prospectus (the “Preliminary Prospectus”) relating to the Partnership’s proposed initial public offering (the “Offering”) for the Commission’s review.  Such Preliminary Prospectus will state that the initial offering price to the public of the Partnership’s common units (the “Common Units”) is expected to be between $19.00 and $21.00 per Common Unit, based on 12,500,000 Common Units offered to the public in connection with the Offering and 17,339,718 Common Units expected to be outstanding upon completion of the Offering.  As requested by the Commission, please find enclosed the relevant sections of the Registration Statement updated to reflect the price range and unit number information, all of which we expect to include in an amendment to the Registration Statement to be filed shortly.

To the extent that you have any questions regarding this letter, please do not hesitate to contact me at (512) 322-2556.

LLT:jr

Enclosures

cc:                                 Jonathan Lushko, EQT Corporation